                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

Mark One

  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended  December 31, 1995.

                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR
  [ ]                            15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 (NO FEE REQUIRED)

For the transition period from ____________ to _____________
Commission File Number 1-2677

Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                          QUAKER STATE CORPORATION
                       Thrift and Stock Purchase Plan

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          Quaker State Corporation
                       225 East John Carpenter Freeway
                            Irving, Texas   75062
                  (Address of Principal Executive Offices)
                                 (Zip Code)

FINANCIAL STATEMENTS

The Financial Statements and related report, listed below, prepared in accordance with the financial reporting requirements of ERISA, are furnished for the Quaker State Corporation Thrift and Stock Purchase Plan. The pages referred to are the numbered pages in the Report on Audits of Financial Statements and Supplemental Schedules for the years ended December 31, 1995 and 1994 of Coopers and Lybrand L.L.P. which appear here and after the signature page.

     ITEM                                                             PAGE NO.
     ----                                                             --------

     Report of Independent Accountants                                   2

     Financial Statements:

        Statements of Net Assets Available for Benefits
        as of December 31, 1995 and 1994                                 3

        Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 1995 and 1994                   4

        Notes to Financial Statements                                  5-9

  Supplemental Schedules:

        Item 27a- Schedule of Assets Held for Investment Purposes
        as of December 31, 1995                                         10

        Item 27d- Schedule of Reportable Transactions (transactions in excess of 5% of Plan value) for the year ended
        December 31, 1995                                               11

EXHIBITS

The Exhibit listed below is filed as a part of this Annual Report:

        23.1   Consent of Coopers and Lybrand L.L.P.

                                   SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Organization and Compensation Committee of the Board of Directors of Quaker State Corporation have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.



                                           QUAKER STATE CORPORATION
                                           THRIFT AND STOCK PURCHASE PLAN
                                                  (Registrant)


Date  June 28, 1996                    By   /s/ THOMAS A. GARDNER
      -------------                         ----------------------------
                                            Thomas A. Gardner
                                            Chairman of the Organization
                                            and Compensation Committee

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                                    --------



                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                 for the years ended December 31, 1995 and 1994

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                   ---------




                                                                         Pages
                                                                         -----

         Report of Independent Accountants                                 2


         Financial Statements:
               Statements of Net Assets Available for
                      Benefits as of December 31, 1995 and 1994            3

               Statements of Changes in Net Assets Available
                      for Benefits for the years ended
                      December 31, 1995 and 1994                           4

               Notes to Financial Statements                              5-9



         Supplemental Schedules:
               Item 27a - Schedule of Assets Held for Investment
                      Purposes as of December 31, 1995                    10

               Item 27d - Schedule of Reportable Transactions
                      (Transactions in excess of 5% of Plan value)
                      for the year ended December 31, 1995                11

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Organization and Compensation
Committee of the Board of Directors
Quaker State Corporation:

We have audited the statements of net assets available for benefits of the Quaker State Corporation Thrift and Stock Purchase Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quaker State Corporation Thrift and Stock Purchase Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 1 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


Coopers & Lybrand L.L.P.


Dallas, Texas
June 14, 1996

                           QUAKER STATE CORPORATION
                        THRIFT AND STOCK PURCHASE PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          December 31, 1995 and 1994



                                                                     1995
                                  ---------------------------------------------------------------------------------------
                                                                  Participant
                                                                 Directed and                     Participant
                                  Participant   Participant     Non-Participant      Participant   Directed
                                    Directed      Directed          Directed          Directed      Loan
                                     Fund A        Fund B            Fund C            Fund D      Account
                                     ------        ------            ------            ------      -------
                                     Income         Bond          Quaker State        Equity      Employee
             ASSETS                   Fund          Fund           Stock Fund          Fund         Loans        Total
                                      ----          ----           ----------          ----         -----        -----
Investments, at fair value
(Note 2):
Quaker State Corporation capital
 stock, 1995: 1,159,139
shares, 1994: 1,109,970
shares (cost: $17,055,646
and $16,411,917,
 respectively)                         -             -                 $14,779,022       -            -       $14,779,022
U. S. government obligations
 (cost:  1995, $3,257,248
 1994, $3,307,170)                  $3,399,924       -                 -                 -            -         3,399,924
Registered Investment
Companies                              -          $2,247,094           -             $4,771,590       -         7,018,684
Money market accounts                2,167,403       -                     138,231       -                      2,305,634
Employee loans (Note 4)                -             -                 -                 -        $1,679,924    1,679,924
                                  ---------------------------------------------------------------------------------------
Total investments                    5,567,327     2,247,094            14,917,253    4,771,590    1,679,924   29,183,188
Receivables:
Employee contributions                  73,020        69,100               135,305      133,226                   410,651
Company contributions                  -             -                     126,814       -            -           126,814
Accrued interest receivable             87,829            17                   662           41       -            88,549
                                  ---------------------------------------------------------------------------------------
Net assets available
for benefits                        $5,728,176    $2,316,211           $15,180,034   $4,904,857   $1,679,924  $29,809,202
                                  =======================================================================================
Participating units                    855,337     1,998,033               459,498    3,322,152
                                  =============================================================
Unit value                          $     6.70    $     1.16           $     33.04   $     1.48
                                  =============================================================

                                                                       1994
                                  ---------------------------------------------------------------------------------------
                                                                 Participant
                                                                Directed and                   Participant
                                  Participant  Participant     Non-Participant    Participant   Directed
                                    Directed     Directed         Directed         Directed       Loan
                                     Fund A       Fund B           Fund C           Fund D       Account
                                     ------       ------           ------           ------       -------
                                    Income        Bond          Quaker State        Equity      Employee
             ASSETS                  Fund         Fund           Stock Fund          Fund         Loans        Total
                                     ----         ----           ----------          ----         -----        -----
Investments, at fair value
(Note 2):
Quaker State Corporation capital
 stock, 1995: 1,159,139
shares, 1994: 1,109,970
shares (cost: $17,055,646
and $16,411,917,
 respectively)                         -               -             $15,539,580       -            -       $15,539,580
U. S. government obligations
 (cost:  1995, $3,257,248
 1994, $3,307,170)                $ 3,270,869          -             -                 -            -         3,270,869
Registered Investment
Companies                                          $1,284,125                      $2,261,721                 3,545,846
Money market accounts               1,642,451                            139,161                    -         1,781,612
Employee loans (Note 4)                -               -             -                 -        $1,491,040    1,491,040
                                  -------------------------------------------------------------------------------------
Total investments                   4,913,320       1,284,125         15,678,741    2,261,721    1,491,040   25,628,947
Receivables:
Employee contributions                 37,180          57,550             89,108       85,128       -           268,966
Company contributions                  -               -                 935,453       -            -           935,453
Accrued interest receivable            86,393              17                641           25       -            87,076
                                  -------------------------------------------------------------------------------------
Net assets available
for benefits                      $ 5,036,893      $1,341,692        $16,703,943   $2,346,874   $1,491,040  $26,920,442
                                  =====================================================================================
Participating units                   829,903       1,320,678            473,678    2,147,705
                                  ===========================================================
Unit value                        $      6.07      $     1.02        $     35.26   $     1.09
                                  ===========================================================

                           QUAKER STATE CORPORATION
                        THRIFT AND STOCK PURCHASE PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                for the years ended December 31, 1995 and 1994

                                                                          1995
                                     ----------------------------------------------------------------------------------
                                                                  Participant
                                                                 Directed and                 Participant
                                     Participant   Participant  Non-Participant  Participant   Directed
                                       Directed     Directed       Directed       Directed       Loan
                                        Fund A       Fund B         Fund C         Fund D       Account
                                        ------       ------         ------         ------       -------
                                                                 Quaker State
                                        Income        Bond           Stock         Equity      Employee
                                         Fund         Fund           Fund           Fund         Loans        Total
                                         ----         ----           ----           ----         -----        -----
Additions:
Contributions:
Employee                             $   631,521    $  608,938     $ 1,168,306    $1,053,863       -       $ 3,462,628
Company                                   -             -            1,371,756        -            -         1,371,756
Rollover                               2,599,169        -              -              -            -         2,599,169
                                     ----------------------------------------------------------------------------------
                                       3,230,690       608,938       2,540,062     1,053,863       -         7,433,553
Income from:
Cash dividends                            -             -              472,153       719,162       -         1,191,315
Interest                                 399,417       117,798          11,406           621   $  130,656      659,898
Transfers, net                        (2,049,390)      364,516         731,313       895,333       58,228       -
Net appreciation(depreciation)
of investments                           179,055       124,956      (1,577,609)      472,483       -          (801,115)
                                     ----------------------------------------------------------------------------------
Total Additions                        1,759,772     1,216,208       2,177,325     3,141,462      188,884    8,483,651
Less distributions to withdrawing
participants, at unit value            1,068,489       241,689       3,701,234       583,479       -         5,594,891
                                     ----------------------------------------------------------------------------------
Net Change                               691,283       974,519      (1,523,909)    2,557,983      188,884    2,888,760
Net assets available for benefits,
beginning of year                      5,036,893     1,341,692      16,703,943     2,346,874    1,491,040   26,920,442
                                     ----------------------------------------------------------------------------------
Net assets available for benefits,
end of year                          $ 5,728,176    $2,316,211     $15,180,034    $4,904,857   $1,679,924  $29,809,202
                                     =================================================================================


                                                                           1994
                                     ---------------------------------------------------------------------------------
                                                                   Participant
                                                                  Directed and                 Participant
                                      Participant   Participant  Non-Participant  Participant   Directed
                                       Directed      Directed       Directed       Directed       Loan
                                        Fund A        Fund B         Fund C         Fund D       Account
                                        ------        ------         ------         ------       -------
                                                                  Quaker State
                                        Income         Bond           Stock         Equity      Employee
                                         Fund          Fund           Fund           Fund         Loans        Total
                                         ----          ----           ----           ----         -----        -----
Additions:
Contributions:
Employee                             $   354,525   $  574,109       $   829,090  $  861,926        -       $ 2,619,650
Company                                   -             -             1,893,531       -            -         1,893,531
Rollover                                  -             -              -                           -            -
                                     ---------------------------------------------------------------------------------
                                         354,525      574,109         2,722,621     861,926        -         4,513,181
Income from:
Cash dividends                            -             -               452,378      87,491        -           539,869
Interest                                 333,113       63,209             4,038       1,097   $  121,763       523,220
Transfers, net                          (299,097)     198,400            45,501     250,820     (195,624)       -
Net appreciation(depreciation)
of investments                          (326,460)     (90,681)        1,041,410     (66,946)       -           557,323
                                     ---------------------------------------------------------------------------------
Total Additions                           62,081      745,037         4,265,948   1,134,388      (73,861)    6,133,593
Less distributions to withdrawing
participants, at unit value            1,528,981      172,251         3,305,514     416,304        -         5,423,050
                                     ---------------------------------------------------------------------------------
Net Change                            (1,466,900)     572,786           960,434     718,084      (73,861)      710,543
Net assets available for benefits,
beginning of year                      6,503,793      768,906        15,743,509   1,628,790    1,564,901    26,209,899
                                     ---------------------------------------------------------------------------------
Net assets available for benefits,
end of year                          $ 5,036,893   $1,341,692       $16,703,943  $2,346,874   $1,491,040   $26,920,442
                                     =================================================================================

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  ___________


1. MAJOR FEATURES OF THE PLAN:

      General
      The Quaker State Corporation Thrift and Stock Purchase Plan (the Plan) includes eligible employees of Quaker State Corporation (Quaker State or the Company) and certain of its subsidiaries who have completed one year of service and have reached age 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Compensation Committee of the Quaker State Board of Directors administers the Plan. Reference should be made to the Prospectus, "Quaker State Corporation Thrift and Stock Purchase Plan ("Prospectus")," for a detailed description of the Plan including eligibility and vesting, employee and Company contributions, investment options, withdrawals, borrowings by participants and termination of the Plan.

      Contributions
      Under the Plan, participants may elect to make contributions on a tax-deferred basis in the form of a salary reduction (Tax-Deferred Contributions) up to the lesser of 12% of their compensation or $9,500 (as adjusted annually by the Internal Revenue Service). In addition, employees may elect to make contributions on an after-tax basis in the form of a payroll deduction (Thrift Contributions) of up to 6% of their compensation; however, the sum of the Thrift Contributions and the Tax-Deferred Contributions cannot exceed 12% of the participant's compensation. For contribution purposes, not more than $150,000 of a participant's compensation (as adjusted annually by the Internal Revenue Service) can be taken into account for any one calendar year. Subject to limitations, the Company will make contributions (Regular Company Contributions) in an amount equal to 50% of a participant's total monthly contributions up to a maximum of 3% of that participant's monthly compensation. In addition, the Company will make a profit-sharing contribution (Company Profit-Sharing Contribution) to the Plan provided certain predetermined profit levels are attained.

      Investment Options
      Four funds are available for investment of contributions to the Plan. Fund A, the Income Fund, is composed of PNC Money Market funds and bonds or other obligations issued by the U.S. Government. At December 31, 1995, stated interest rates on investments in Fund A ranged from 5.5% to 8.625%. Fund B is the PNC Intermediate Government Portfolio, a registered investment company, and is comprised of a portfolio of fixed income securities. Fund C, the Quaker State Stock Fund, is composed of Quaker State capital stock. Fund D is the PNC Index Equity Portfolio, a registered investment company, comprised of a diversified portfolio of corporate stocks. All Company contributions are invested in Fund C; however, participants may select any one or more of the four funds for their contributions. Allocations of employee contributions must be in even multiples of 10%, and no less than 10% of their total contributions can be invested in any one fund. Participant-directed and nonparticipant-directed funds included in Fund C at December 31, 1995 were as follows:


                                              Units       Dollars
                                             -------     ----------
                 Participant-directed        214,225     $7,077,157
                 Non-participant directed    245,273     $8,102,877



                                   Continued

                                 _____________


1. MAJOR FEATURES OF THE PLAN, continued:

      All Plan funds contain investments in portfolios managed by PNC Bank, N.A. PNC Bank, N.A. (PNC) is the trustee as defined by the Plan and, therefore, transactions in investments managed by PNC qualify as party-in-interest transactions. Investments in Fund C represent shares of Quaker State capital stock, and, therefore, transactions within Fund C also qualify as party-in-interest transactions.

      Vesting
      Participants are fully vested in their contributions plus actual earnings thereon. Participants are also fully vested in Regular Company Contributions and Company Profit Sharing Contributions.

      Participant Accounts and Benefit Payments
      An account is maintained for each participant, which is credited with the participant's contribution and allocation of (a) the Company's contribution, and (b) Plan earnings. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant's account.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Basis of Accounting
      The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuation
      Investments are carried at fair value in the accompanying financial statements. Investments in Quaker State capital stock are valued at the mean of the highest and lowest selling prices on the last business day of the period. U.S. government obligations are valued at the mean of the bid and ask prices on the last business day of the period. Investments in money market accounts are carried at cost which approximates market. Registered investment companies are valued at market determined by quoted market prices. Participant loans receivable are valued at cost which approximates market.

      Other
      Purchases and sales/distributions of Quaker State capital stock and U.S. government obligations are reflected on a trade-date basis. Gains and losses are based on average cost for Quaker State capital stock and specific identification for U.S. government obligations.

      Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

      The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on U.S. government obligations and Quaker State capital stock and net increase (decrease) in the value of the Plan's interest in the bond and equity funds.


                                   Continued

                                  ___________


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

      Administrative expenses, including trustee, legal, auditing and other fees, are paid by Quaker State and, therefore, are not expenses of the Plan.

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and amounts included as changes in net assets during the reporting period. Actual amounts could differ from those estimates.


3. FEDERAL INCOME TAXES:

      The Internal Revenue Service has determined and most recently informed the Plan by letter dated March 22, 1996, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes. Certain prior and any subsequent amendments to the Plan are subject to Internal Revenue Service review and approval. The plan administrator and its legal counsel do not anticipate that such changes will affect the qualified and tax-exempt status of the Plan and Trust, respectively.

      Thrift Contributions are included in the participant's income in the year the payroll deductions are made and are not deductible by the participant for federal income tax purposes. Tax-Deferred Contributions are not included in the participant's income for federal income tax purposes and, therefore, are not subject to federal income tax or withholding at the time of contribution.

      Company contributions and earnings reinvested into the various funds are not taxable to the participant until distribution.


4. EMPLOYEE LOANS:

      Participants are permitted to borrow against all or a portion of their Tax-Deferred Contribution and Company Profit-Sharing Contribution units within prescribed limitations and pursuant to nondiscriminatory rules established by the Compensation Committee. Loan transactions are treated as a transfer to (from) the applicable investment fund from (to) the Employee Loan Account. Each loan is to be repaid over a period not to exceed five years unless the Compensation Committee approves a longer repayment period for certain loans related to a participant's primary residence.

      The interest rate applied to a current loan is the rate set by the Compensation Committee from time to time determined by periodically comparing rates at various banks. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual Plan account(s). Loans totaling $1,177,835 and $873,726 were made from the Plan, and repayments, including interest of $130,656 and $121,763, totaling $1,119,607 and $1,069,350 were received by the Plan during the years ended December 31, 1995 and 1994, respectively.

                                   Continued

                                 _____________


5. PLAN TERMINATION:

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


6. MERGER OF SUBSIDIARY PLAN:

      Effective January 1, 1995, the Plan was amended to merge the SOC/West Profit Sharing Plan ("Specialty Plan") into the Quaker State Corporation Thrift and Stock Purchase Plan. Assets in the amount of $2,599,169 were transferred on January 3, 1995 to the Quaker State Corporation Thrift and Stock Purchase Plan and are reflected as a rollover contribution in the statement of changes in net assets available.


7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

      The Form 5500 has not yet been filed; however, the treatment of payments due to participants is the only anticipated difference between the Statements of Net Assets and Changes in Net Assets and the Form 5500.

      The following is a reconciliation of net assets available for benefits per the financial statements to amounts anticipated to be reported in the Form 5500.


                                                          1995          1994
                                                      ------------  ------------
Net assets available for benefits per the financial
statements                                            $29,809,202   $26,920,442
Amounts allocated to withdrawing participants            (927,788)     (419,449)
                                                      -----------   -----------
Net assets available for benefits per the Form 5500   $28,881,414   $26,500,993
                                                      ===========   ===========


                                   Continued

                                 _____________


      7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500, continued

            The following is a reconciliation of benefits paid to participants per the financial statements to amounts anticipated to be reported in the Form 5500:


                                                                  YEAR ENDED
                                                               DECEMBER 31, 1995
                                                               -----------------
Benefits paid to participants per the financial statements     $      5,594,891
Add:  Amounts allocated to withdrawing participants at
December 31, 1995                                                       927,788
Less:  Amounts allocated to withdrawing participants at
December 31, 1994                                                      (419,449)
                                                               ----------------
Benefits paid to participants per the Form 5500                $      6,103,230
                                                               ================

            Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


      8. INVESTMENTS:

            The Plan's investments are held in a bank-administered trust fund. Investments that represent 5 percent or more of the Plan's net assets are:


                FUNDS                     1995         1994
                -----                     ----         ----
PNC Money Market                       $ 2,305,634  $ 1,781,612
PNC Intermediate Government Portfolio    2,247,094    1,284,125
Quaker State Corporation Stock          14,779,022   15,539,580
PNC Index Equity Portfolio               4,771,590    2,261,721
Participant Loans                        1,679,924    1,491,040

      9. UNITS AND UNIT VALUES:

            The total number of units and net asset value per unit during the year were as follows:


                           Fund A            Fund B               Fund C            Fund D
                    -----------------  ------------------   ----------------   ------------------
                               Unit                Unit               Unit                 Unit
                     Units     Value     Units     Value     Units    Value      Units     Value
                    -------  --------  ---------  ------    -------  -------   ---------  -------
March 31, 1995      937,636    $6.27   1,784,916   $1.06    487,772   $34.62   3,052,021   $1.18
June 30, 1995       918,059    $6.46   1,838,207   $1.10    475,820   $38.29   3,210,082   $1.29
September 30, 1995  893,040    $6.54   1,926,926   $1.12    470,603   $37.26   3,288,261   $1.39
December 31, 1995   855,337    $6.70   1,998,033   $1.16    459,498   $33.04   3,322,152   $1.48

                           QUAKER STATE CORPORATION
                        THRIFT AND STOCK PURCHASE PLAN
         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT  PURPOSES

                              December 31, 1995


                                                                                             Cost                 Value
Investments:                                                                                 ----                 -----
Quaker State Corporation capital stock                                                  $ 17,055,646          $ 14,779,022
U. S. Treasury Bond, par value; $ 250,000, 8%, due 8/15/01                                   249,142               253,672
U. S. Treasury Bond, per value; $ 30,000, 7.5%, due 2/29/96                                   29,988                30,108
U. S. Treasury notes, par value; $ 175,000, 7.75%, due 3/31/96                               174,573               176,010
U. S. Treasury notes, par value; $ 170,000, 7.875%, due 6/30/96                              169,414               172,125
U. S. Treasury notes, par value; $ 115,000, 7.25%, due 8/31/96                               114,432               116,402
U. S. Treasury notes, par value; $ 135,000, 7.0%, due 9/30/96                                134,719               136,666
U. S. Treasury notes, par value; $ 350,000, 6.875%, due 3/31/97                              349,052               356,892
U. S. Treasury notes, par value; $ 125,000, 6.75%, due 5/31/97                               125,000               127,578
U. S. Treasury notes, par value; $ 165,000, 6.375%, due 6/30/97                              164,617               167,732
U. S. Treasury notes, par value; $ 435,000, 6.375%, due 8/15/02                              431,055               456,137
U. S. Treasury notes, par value; $ 75,000, 5.50%, due 9/30/97                                 74,870                75,387
U. S. Treasury notes, par value; $ 90,000, 5.75%, due 10/31/97                                89,654                90,872
U. S. Treasury notes, par value; $ 110,000, 6.0%, due 12/31/97                               110,000               111,702
U. S. Treasury notes, par value; $ 150,000, 5.625%, due 1/31/98                              149,774               151,242
U. S. Treasury notes, par value; $ 500,000, 8.625%, due 8/15/97                              492,656               526,250
U. S. Treasury notes, par value; $ 350,000, 8.5%, due 11/15/00                               349,945               395,938
U. S. Treasury notes, par value; $ 50,000, 7.75%, due 2/15/01                                 48,359                55,211
PNC Bank Money Market Account, 5.6%                                                        2,305,635             2,305,634
Registered Investment Companies - PNC Fund, Index Equity Portfolio                         4,447,233             4,771,590
Registered Investment Company - PNC Fund, Intermediate Government Portfolio                2,201,495             2,247,094
Participant loans, 8% - 12%, due at various dates                                                 -              1,679,924
                                                                                        ----------------------------------
                                                                                        $ 29,267,259          $ 29,183,188
                                                                                        ==================================

                           QUAKER STATE CORPORATION
                        THRIFT AND STOCK PURCHASE PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                 (Transactions in excess of 5% of plan value)
                     for the year ended December 31, 1995


                                                                                                Current Value
                                                                                                 of Asset on
                                                            Purchase      Selling     Cost of    Transaction   Net Gain Number of
Identity of Party              Description of Asset           Price        Price       Asset        Date       (Loss)   Transactions
- -----------------         -------------------------------  -----------  -----------  ---------- -------------  -------- ------------
Quaker State Corporation  Capital Stock                    $ 4,470,166       -       $4,470,166  $ 4,470,166      -            27
Quaker State Corporation  Capital Stock                         -       $ 3,824,589   3,827,174    3,824,589   $ 2,585)       502
PNC                       Money Market Account              15,942,913       -       15,942,913   15,942,913      -           220
PNC                       Money Market Account                           15,418,890  15,418,890   15,418,890      -           179
PNC                       Registered Investment Companies    4,095,884       -        4,095,884    4,095,884      -           104
PNC                       Registered Investment Companies                 1,220,483   1,130,076    1,220,483    90,407         68

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN
                                   ---------

                           Annual Report on Form 11-K
                  for the fiscal year ended December 31, 1995

                                 EXHIBIT INDEX




         Sequential
         Exhibit No.        Description of Exhibit
         -----------        ----------------------


           23.1             Consent of Independent Accountants,
                            filed herewith.





                                      12